# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOR BIOPHARMA INC., CIK 0001817229
CUSIP: 929033207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002088344-25-000003
Filed by CIK 0002088344

## Reporting persons
- Verve Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Samoa (Y0); sole voting power 3,410,892; shared voting power 0; sole dispositive power 3,410,892; shared dispositive power 0; aggregate amount beneficially owned 3,410,892 (6.3% of the class)

## Item 1. Issuer
Name of issuer: VOR BIOPHARMA INC.
Address of issuer's principal executive offices: 500 Boylston Street, Suite 1350, Boston, MA, 02116.

## Item 2. Person Filing
Name of person filing: Verve Capital Limited
Address of principal business office or, if none, residence: Flat B, 23/F, Panorama Gardens, 103 Robinson Road, Mid-Levels, Hong Kong
Citizenship: Samoa

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of the Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of common stock of the Issuer (the "Shares") beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

The percentage set forth in Row 11 of the cover page is calculated based upon 54,185,877 Shares outstanding as of May 7, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2026, plus 269,874 shares issued upon exercise of Pre-Funded Warrants by the Reporting Person on May 29, 2026.
Percent of class: Verve Capital Limited: 6.3%
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of the Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by the Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Verve Capital Limited: /s/ Hongtu Zhu, By Hongtu Zhu, Director (08/13/2026)